SPROTT RESOURCE LENDING CORP.
550 Burrard Street, Suite 1028
Vancouver, British Columbia
V6C 2B5

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

For
The Annual and Special Meeting of Shareholders
To be Held on Wednesday May 11, 2011

SPROTT RESOURCE LENDING CORP.
550 Burrard Street, Suite 1028
Vancouver, British Columbia V6C 2B5

NOTICE OF MEETING

TO: The Shareholders of Sprott Resource Lending Corp.

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of the holders of the common shares ("Common Shares") in the capital of Sprott Resource Lending Corp. (the "Company") will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, Toronto, Ontario, M5H 1J9 on Wednesday, May 11, 2011, at the hour of 1:00 p.m., Toronto time, for the following purposes:

1.	To receive the consolidated financial statements together with the auditors' report thereon for the Company's financial year ended December 31, 2010;

2.	To elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year;

4.	To amend the definition of "Annual Hurdle" contained in the Partnership Agreement (as defined herein);

5.	To change the province in which the registered office of the Company is located; and

6.	To transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The accompanying management proxy circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice of the Meeting is a form of proxy and a supplemental mailing return card.

Only holders of Common Shares of record at the close of business on April 6, 2011 will be entitled to receive notice of, to attend, and to vote at, the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice of the Meeting.

DATED as of the 11th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Peter Grosskopf"

President and Chief Executive Officer

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the appropriate documents in accordance with the instructions provided to you by your broker or by such other intermediary. Failure to do so may result in your Shares not being eligible to be voted at the Meeting.

SPROTT RESOURCE LENDING CORP.
550 Burrard Street, Suite 1028
Vancouver, British Columbia V6C 2B5

MANAGEMENT PROXY CIRCULAR

(As at April 11, 2011, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this management proxy circular.

"Annual Hurdle" means, for any fiscal year of the Partnership, an amount equal to the product of the Average Annual Net Asset Value of the Partnership for such fiscal year multiplied by the average yield of the Canadian 30-Year Generic Bond Index (Bloomberg Ticker: GCAN30YR Index) or such successor index, or Canadian federal or provincial government bond having a term of approximately 30 years, as may be agreed to in writing by the Partners from time to time.

"Average Annual Net Asset Value" has the meaning given thereto in the Partnership Agreement.

"Board" means the board of directors of the Company.

"Business Day" means a day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario.

"CBCA" means the Canada Business Corporations Act, as amended from time to time.

"Circular" means, collectively, the Notice of Meeting and this management proxy circular, sent to Shareholders in connection with the Meeting.

"Common Share" means a common share in the capital of the Company.

"Company" means Sprott Resource Lending Corp., a corporation continued under the CBCA.

"Management Services Agreement" means the agreement between SLCLP and the Company dated September 7, 2010, as more particularly described under the heading "Management Contracts" on page 25.

"Meeting" means the annual and special meeting of Shareholders to be held on May 11, 2011, and any adjournment(s) or postponement(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular and sent to Shareholders in connection with the Meeting.

"Partners" means the Company and 7603908 Canada Inc., a wholly owned subsidiary of the Company, as ordinary partners and SLCLP as managing partner, of the Partnership.

"Partnership" means Sprott Resource Lending Partnership, a partnership existing under the laws of Ontario.

"Partnership Agreement" means the agreement among the Partners dated September 7, 2010, as more particularly described under the heading "Management Contracts" on page 25.

"Preferred Share" means a Cumulative 13.5% First Preferred Share, Series A in the capital of the Company.

"Shareholder" means a holder of Common Shares.

"SLCLP" means Sprott Lending Consulting LP, a limited partnership existing under the laws of Ontario.

"Stock Option Plan" means the Company's stock option plan.

"TSX" means the Toronto Stock Exchange.

GENERAL PROXY INFORMATION

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting to be held on May 11, 2011 and at any adjournment(s) or postponement(s) thereof. The solicitation will be conducted primarily by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The costs of the solicitation will be borne by the Company.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed on the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by inserting the name of that person in the blank space provided in the form of proxy or by completing another acceptable form of proxy. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or their duly appointed proxyholders will be permitted to vote at the Meeting. Common Shares represented by properly executed and delivered proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted. If there are no instructions provided in respect of any matters, the named individuals will vote FOR the proposed resolutions.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed proxies must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or delivered by facsimile at 1-866-249-7775, in each case not later than 1:00 p.m. (Toronto time) on Monday, May 9, 2011, or if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays and holidays, before such adjourned or postponed meeting.

Non-Registered Holders

Only persons whose names appeared on the register of the Company at the close of business on April 6, 2011 as the holders of Common Shares, or their duly appointed proxyholders, will be permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a person (a "Non-Registered Shareholder") are registered in the name of either: (i) an intermediary (an "Intermediary") that a Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), registered education savings plans (RESPs), tax free savings accounts (TFSAs) and similar plans); or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the relevant Intermediary is a participant. If you purchased your Common Shares through a broker, you are likely to be a Non-Registered Shareholder.

The Meeting Materials (as defined below) are being sent to both registered Shareholders and Non-Registered Shareholders. In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company has distributed copies of meeting materials including the Notice of Meeting and this Circular (collectively, the "Meeting Materials"), to Intermediaries for distribution to Non-Registered Shareholders. The Company will reimburse brokers and other Intermediaries for costs incurred by them in mailing Meeting Materials to Non-Registered Shareholders in accordance with the requirements of the Canadian Securities Administrators ("CSA").

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders in order to seek their voting instructions in advance of the Meeting. Common Shares held by Intermediaries can only be voted in accordance with the instructions of Non-Registered Shareholders. The Intermediaries often have their own voting instruction form and mailing procedures and provide their own return instructions. Generally, Non-Registered Shareholders will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, such form of proxy is not required to be signed by the Non-Registered Shareholder when submitting it. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, but which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a ''proxy authorization form'') which the Intermediary must follow. The majority of intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Investor Communications ("Broadridge"). Broadridge typically prepares a machine-readable Request for Voting Instructions ("VIF"), mails these VIFs to Non-Registered Shareholders, and asks Non-Registered Shareholders to return the VIFs (or otherwise communicate their voting instructions) to Broadridge, usually by way of mail, the internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting by proxies for which Broadridge has solicited voting instructions. A Non-Registered Shareholder who receives a VIF from Broadridge cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contract that Intermediary for assistance.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or by means of the appointment of another person), the Non-Registered Shareholder should insert the Non-Registered Shareholder's name (or that of the appointee) in the appropriate blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or its designated service company, including those regarding when and where the proxy or proxy authorization form is to be delivered.

NI 54-101 also permits the Company to forward the Meeting Materials directly to "non-objecting beneficial owners", or "NOBO"s. As a result, NOBOs can expect to receive a scannable voting instruction form from Computershare. The voting instruction form is to be completed and returned to Computershare in the envelope provided or by facsimile as provided above. In addition, Computershare provides both telephone voting and internet voting as described on the voting instruction form, including complete instructions. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the applicable voting instruction forms received by Computershare.

Revocability of Proxies

A proxy may be revoked at any time before the Meeting by executing a valid form of revocation and delivering it to the head office of the Company being 550 Burrard Street, Suite 1028, Vancouver, British Columbia, V6C 2B5 (or to Computershare at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1), at any time up to and including 5:00 p.m. on the last Business Day preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof, or by delivering it to the chair of the Meeting prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof. If you attend the Meeting and vote on a ballot, you will be treated as having revoked any valid proxy previously delivered by you. If you attend the Meeting in person you need not revoke your proxy and vote in person unless you wish to do so. A proxy may also be revoked in any other manner permitted by law.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must arrange with adequate prior notice for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed below and herein, to the knowledge of the Company, no director or executive officer, since the commencement of the Company's last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors or as to other matters discussed below under the heading "Interest of Informed Persons in Material Transactions".

SLCLP has an interest in the proposed amendment to the definition of "Annual Hurdle" in the Partnership Agreement because the payment of its annual performance fee is derived from the Partnership’s pretax income in excess of the Annual Hurdle, as more particularly described under the heading "Matters Requiring Shareholder Approval – Amendment to Annual Hurdle". Peter Grosskopf, the President and Chief Executive Officer of the Company, is also the President and Chief Executive Officer of Sprott Inc., the ultimate parent company of SLCLP. See "Management Contracts – Partnership Agreement" for a further description of the Partnership and its activities.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at April 6, 2011, the record date (the "Record Date") for the Meeting, 154,694,758 Shares and no Preferred Shares were issued and outstanding. Holders of record of Common Shares at the close of business on April 6, 2011 are entitled to receive notice of, to attend, and to vote at the Meeting. The holders of Common Shares are entitled to one vote for each Common Share so held.

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, the following persons beneficially own, control or direct, directly or indirectly, securities carrying 10% or more of the voting rights attached to all Common Shares:

Name	Number of Common Shares(1)	Percentage of Outstanding
		Common Shares
Sprott Inc. (2)	28,296,979	18.3%
Dundee Corporation	15,483,334	10.0%

(1)	Indicates the number of common shares owned by each person as disclosed in publicly available sources or as otherwise disclosed to the Company by the holder.

(2)

Includes Common Shares beneficially owned, directed, managed for third parties or controlled by directors and officers of Sprott Inc. and its affiliates, which include Sprott Asset Management LP, Global Resource Investments, Ltd. and Terra Resource Investment Management, Inc.

QUORUM

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent (5%) of the issued and outstanding Common Shares, is present at the opening of the Meeting.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.      Election of Directors

Directors are elected at each annual meeting of the Shareholders and hold office until the next annual meeting or until their successors are otherwise elected or appointed.

The Company does not have an Executive Committee of the Board. The Company has an Audit Committee, a Corporate Governance Committee, a Compensation Committee and a Credit Committee. Members of these committees are named below.

The Board has fixed the number of directors to be elected at the Meeting at ten (10).

The Board has adopted a policy stipulating that if the votes in favour of the election of any director nominee (each a "Nominee") at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his resignation promptly after the meeting, for the Corporate Governance Committee’s consideration. The Corporate Governance Committee will make a recommendation to the Board after reviewing this matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The Nominee will not participate in any Corporate Governance Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

The following table sets forth certain information with respect to all persons proposed to be nominated by management of the Company for election as directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason at or prior to the Meeting or should any of the nominees withdraw their candidacy at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed (5)
Robert Atkinson(2)(3) British Columbia, Canada	Director	Vice-Chairman of Spur Ventures Inc., plant nutrient manufacturer and marketer, from 1996 to present.	Since 2003	425,000 Common Shares directly 25,000 Common Shares indirectly 450,000 Common Shares under option

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed (5)
Brian E. Bayley(4) British Columbia, Canada	Director	Resource Lending Advisor of the Company, from September 2010 to present; President, Ionic Management Corp., from December 1996 to present; previously President and Chief Executive Officer (from May 2009 to September 2010), Co-Chair (from January 2008 to May 2009), President (from June 2003 to January, 2008) and Chief Executive Officer (from June 2003 to March 2008) of the Company.	Since 2003	3,050,219 Common Shares directly 2,000,000 Common Shares under option
W. David Black(1)(2) British Columbia, Canada	Lead Director	Retired since January 2004; Partner of DuMoulin Black LLP, a law firm, from 1968 to 2003.	Since 1984	100,416 Common Shares directly 200,000 Common Shares under option
Robert M. Buchan Toronto, Canada	Proposed Director	Executive Chairman of Allied-Nevada Gold Corp., a gold mining and exploration company, from June 2007 to present.	2003 to 2008	2,000,000 Common Shares directly
John P. Embry(3) Ontario, Canada	Director	Chief Investment Strategist of Sprott Asset Management LP, an investment management company, from 2003 to present.	Since 2010	300,000 Common Shares directly 150,000 Common Shares under option
Peter F. Grosskopf Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Company, from September 2010 to present; President and Chief Executive Officer of Sprott Inc., an asset management company, from September 2010 to present; President of Cormark Securities Inc., from 2004 to 2010.	Since 2010	2,000,000 Common Shares directly
W. Murray John(4) Ontario, Canada	Director	President & Chief Executive Officer, Dundee Resources Limited, an entity that undertakes the resource investments of Dundee Corporation, from September 2004 to present and Vice President and Portfolio Manager with Ned Goodman Investment Counsel, from November 2009 to present.	Since 2010	100,000 Common Shares directly 150,000 Common Shares under option
Dale C. Peniuk(1)(4) British Columbia, Canada	Director	Chartered Accountant and corporate director; Assurance Partner of KPMG LLP, an accounting firm, from 1996 to 2006.	Since 2007	20,000 Common Shares directly 300,000 Common Shares under option

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed (5)
Stewart J.L. Robertson(3)(4) British Columbia, Canada	Director .	President of the Crerar Group of Companies, a group of private companies primarily involved in the acquisition and development of commercial real estate in Canada and the United States, from 1993 to present.	Since 2009	100,000 Common Shares directly 200,000 Common Shares under option
A. Murray Sinclair British Columbia, Canada	Chair and Director	Chairman of the Company from 2009 to present and Resource Lending Advisor of the Company from September 2010 to present; previously Co-Chair (from 2008 to 2009) and Managing Director (from 2002 to 2007) of the Company.	Since 2002	7,002,430 Common Shares directly 5,000,000 Common Shares indirectly 2,000,000 Shares under option

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Credit Committee.
(5)	Shares beneficially owned, controlled or directed, directly or indirectly, is based solely upon information furnished to the Company by the individual directors as at the date of this Circular.

As at the date of this Circular, the directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 19,899,765 Common Shares representing approximately 12.9% of the issued and outstanding Common Shares.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next following annual meeting of the Shareholders or until their successors are otherwise elected or appointed.

Except as otherwise disclosed in this Circular, to the knowledge of the Company, no proposed director:

a)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

b)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the paragraphs above, order means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Etrion Corp. (formerly PetroFalcon Corporation)

Brian E. Bayley was a director of PetroFalcon Corporation ("PetroFalcon") from November 2001 to June 2008. A. Murray Sinclair was a director of PetroFalcon from February 2, 2000 to June 4, 2003 and the President and CEO thereof from July 2, 2002 until June 4, 2003. On February 27, 2002, the British Columbia Securities Commission ("BCSC") issued an order regarding a private placement of PetroFalcon shares to Quest Ventures Ltd., a private company in which Mr. Bayley and Mr. Sinclair were directors. The BCSC considered it to be in the public interest to remove the availability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon until a shareholders meeting of PetroFalcon was held. In addition, the BCSC removed the availability of the same exemptions for Quest Ventures Ltd. in respect of the common shares received pursuant to the private placement. Approval of shareholders was received on May 23, 2002 and the BCSC reinstated the availability of the exemptions from the prospectus and registration requirements for both companies shortly thereafter.

Esperanza Silver Corporation

Brian E. Bayley has been a director of Esperanza Silver Corporation ("Esperanza") since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders from each of the Alberta Securities Commission ("ASC") (issued on September 17, 1998) and the Quebec Securities Commission, now the Autorité des marché financiers ("AMF") (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.

American Natural Energy Corp.

Brian E. Bayley has been a director of American Natural Energy Corp. ("American") since June 2001. In June 2003, each of the AMF, the BCSC and the Manitoba Securities Commission ("MSC") issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the Ontario Securities Commission, the ASC and the AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

Katanga Mining Limited

A. Murray Sinclair was a director of Katanga Mining Limited from May 1, 1998 to July 10, 2006. On February 25, 2002, Balloch Resources Ltd. (now named Katanga Mining Limited) was issued a cease trade order by the BCSC for failure to file financial statements and pay the filing fees within the prescribed time. Balloch Resources Ltd. subsequently filed the financial statements and paid the filing fees as required by the BCSC. On October 21, 2003, the BCSC cease trade order was rescinded.

2.      Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario are the auditors for the Company. PricewaterhouseCoopers LLP were first appointed as auditors of the Company in 1987.

It is proposed to re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the close of the next following annual meeting of the Shareholders.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Company until the close of the next following annual meeting of the Shareholders or until its successor is otherwise appointed.

3.      Amendment to Annual Hurdle

Pursuant to the Partnership Agreement, SLCLP currently earns a 2% per annum fee on non-real estate lending assets and a performance fee of 20% of the pretax income of the resource lending operations over the Annual Hurdle, which currently approximates a 30 year Government of Canada Bond.

The Company is proposing to amend the definition of "Annual Hurdle" in the Partnership Agreement to the following:

"Annual Hurdle" means, for any fiscal year of the Partnership, an amount equal to the product of the Average Annual Net Asset Value of the Partnership for such fiscal year multiplied by the average yield of the Canadian 3 Year Generic Bond Index (Bloomberg Ticker: GCAN3YR Index) or such successor index, or Canadian federal or provincial government bond having a term of approximately 3 years, as may be agreed to in writing by the Partners from time to time, not to exceed, in any case, a yield of 6.00%;

Under the proposed definition of Annual Hurdle, the 30 year Government of Canada bond hurdle will be replaced with a 3 year Government of Canada bond hurdle and will be capped at 6.00% . The rationale for the change is two-fold. Firstly, the Company’s lending strategy focuses on bridge and mezzanine natural resource lending. The term of such lending is generally one to two years. Therefore, a hurdle rate of a 3-year Government of Canada bond yield more closely corresponds to the tenor of business in which the Company is engaged. Secondly, if shorter term interest rates rise considerably, having a cap in place will create an incentive for SLCLP to continue lending and performing its management services and not begin to take larger risks in lending in order to try and outperform an outsized hurdle.

Although the Board is not legally required to seek Shareholder approval to authorize this amendment to the definition of Annual Hurdle in the Partnership Agreement, the Board is of the view that the annual fee paid to SLCLP pursuant to the Partnership Agreement is an important factor and should therefore be placed before Shareholders for their consideration and approval.

At the Meeting, Shareholders will be asked to consider, and, if thought appropriate, to pass, with or without variation, an ordinary resolution to approve the amendment of the definition of Annual Hurdle in the Partnership Agreement (the "Partnership Agreement Resolution").

The Board recommends that Shareholders vote FOR the Partnership Agreement Resolution. In order to be passed, the Partnership Agreement Resolution must be approved by the affirmative votes of a majority of the votes cast in respect thereof at the Meeting. Unless otherwise instructed, the persons named as proxyholders in the accompanying form of proxy intend to vote FOR the Partnership Agreement Resolution.

4.     Change of Province of Registered Office Location

The registered office of the Company is currently located in the Province of British Columbia. Following the execution of the Management Services Agreement and the Partnership Agreement, the Company established a corporate office in Toronto, Ontario where it now conducts the majority of its corporate affairs. Accordingly, the Board has determined that it would be in the best interests of the Company to change the province in which its registered office is situated to the Province of Ontario.

At the Meeting, Shareholders will be asked to consider, and, if thought appropriate, to pass, with or without variation, a special resolution in the form set out in Schedule "A" to this Circular (the "Registered Office Resolution").

The Board recommends that Shareholders vote FOR the Registered Office Resolution. In order to be passed, the Registered Office Resolution must be approved by the affirmative votes of at least two-thirds of the votes cast in respect thereof at the Meeting. Unless otherwise instructed, the persons named as proxyholders in the accompanying form of proxy intend to vote FOR the Registered Office Resolution.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Policy

In September 2010, the Company rebranded itself and changed its lending strategy from providing real estate loans to providing resource loans. The change in strategy also resulted in a change in some of the Company’s executive management and the entering into of the Management Services Agreement and the Partnership Agreement. Pursuant to the Management Services Agreement, SLCLP is to manage or engage others to manage the affairs of the Company and to provide all necessary or advisable administrative services. Additionally, SLCLP provides the Company with four executive members - two directors (with one director also serving as the President and Chief Executive Officer), the Chief Financial Officer and the Chief Operating Officer, hereinafter referred to as the "Management Services Officers and Directors".

Management fees paid under the Management Services Agreement are designed to pay SLCLP for the management of the Company. Amounts earned under the Partnership Agreement are designed to reward SLCLP for achieving pre-tax profits above certain prescribed benchmarks. For more information on the Management Services Agreement and the Partnership Agreement, including information concerning the methodology for calculating management fees and profit sharing under the Partnership Agreement, see "Management Contracts" below.

None of the Management Services Officers and Directors are employed by the Company. Except for amounts earned under the Revised Plan (as defined below), any direct or indirect remuneration of any Management Services Officers and Directors is deducted from amounts earned or to be earned under the Partnership Agreement by SLCLP. Furthermore, the Company does not determine the compensation paid by SLCLP to any Management Services Officers and Directors, other than the awarding of stock options to such individuals. The Company determines the compensation paid to employees of the Company who are not officers, directors or employees of SLCLP.

For the year ended December 31, 2010, under the Management Services Agreement, the Company paid $31,319 in management fees to SLCLP. Under the Partnership Agreement, for the year ended December 31, 2010, the Company, applying Canadian generally accepted accounting principles, accrued an expense of $572,777 in profit distributions to SLCLP, which is not currently payable to SLCLP. As outlined further herein, remuneration of $101,051 paid by the Company to Management Services Officers and Directors has been deducted from future SLCLP profits distributions under the Partnership Agreement.

Given the Management Services Agreement, the Compensation Committee no longer reviews the compensation arrangements of the Company’s executive officers who are provided under the Management Services Agreement, although it does continue to review the performance of the Company’s executive officers and administer the Stock Option Plan.

Historical Compensation Arrangements

Historically, the compensation of executive officers, including the Named Executive Officers, was comprised primarily of: (i) base salary; (ii) bonus; (iii) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan; and (iv) commissions for those executive officers directly involved in originating loans. In establishing levels of compensation and granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size were taken into account.

Due to the change in focus of the Company from loan origination to loan remediation in 2009, the Company’s Incentive Bonus Plan (the "Revised Plan") was revised in 2009 to better reflect the re-organization and direction of the Company. Bonus payments under the Revised Plan are based on the financial performance of the Company as measured by the collection of outstanding real estate loan amounts by the Company. The Company has amended the Revised Plan in 2011 to provide lower incentives as most of its real estate loans have either been collected or the loans (or land securing the loans) are now subject to a longer term process or in a state where collection efforts are sufficiently advanced so that lower Revised Plan incentives should not affect the collection activities.

Commissions

Commissions awarded are determined by reference to the level of loans originated which meet certain criteria. Commissions are only available to those employees directly involved in the sourcing and originating of loans for the Company. No commissions were paid in 2010.

Other Elements of Compensation

For the 2010 fiscal year, other elements of the Company’s compensation package comprised of parking and health benefits, including life insurance and group medical insurance. The Company may choose to include some or all of these elements in the compensation package which is evaluated on a yearly basis.

Stock Option Plan

The Stock Option Plan is administered by the Compensation Committee. The Stock Option Plan was instituted to attract and retain directors, senior officers, employees and consultants of the Company and motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company. Stock option grants are considered when reviewing compensation packages as a whole.

The Stock Option Plan is a "rolling" plan, which means that the number of options which may be granted pursuant to the Stock Option Plan will increase as the number of issued and outstanding Common Shares of the Company increases, including increases in issued Common Shares resulting from the exercise of stock options. The Stock Option Plan provides that the maximum number of Common Shares which may be issued pursuant to stock options granted under the Stock Option Plan, when combined with any other share compensation arrangements of the Company, may not exceed ten percent (10%) of the number of Common Shares issued and outstanding on a non-diluted basis. The number of Common Shares reserved for issuance to any one person pursuant to options granted under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of granting of the options.

Participation by the Company's insiders under the Stock Option Plan is limited such that at no time may the Stock Option Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, result in:

(i)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued and outstanding Common Shares on a non-diluted basis;

(ii)	insiders of the Company, within a one year period, being issued a number of Common Shares exceeding 10% of issued and outstanding Common Shares on a non- diluted basis; or

(iii)	any one insider of the Company and such insider's associates, within a one year period, being issued a number of Common Shares exceeding 5% of the issued and outstanding Common Shares on a non-diluted basis.

Options may be granted from time to time at an exercise price which is not less than the purchase price of the last recorded sale of a board lot of Common Shares that took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the TSX for Common Shares during the three (3) trading days immediately preceding the date of granting the option. The Board shall specify the terms on which each option shall vest and shall set an expiry date for each option, not to exceed ten (10) years from the date that the option is granted. If the expiry date of any option granted under the Stock Option Plan falls within a blackout period preventing the optionee from exercising such option or within the period of nine (9) Business Days following the expiration of a blackout period, the expiry date of such option shall be automatically extended, without the requirement for any further act or formality, to that date which is the tenth Business Day after the end of the applicable blackout period, such tenth Business Day to be considered the expiration of the term of such option for all purposes under the Stock Option Plan. The foregoing blackout expiration term is available only when a blackout period is self-imposed by the Company (it will not apply to the Company or its insiders where they are subject of a cease trade order) and the blackout expiration term will be available to all eligible participants under the Stock Option Plan, on the terms and conditions set out in the Stock Option Plan.

Stock options are not assignable or transferable by the optionee except by will or pursuant to the laws of succession. If an eligible participant ceases to be engaged by the Company for any reason other than death, such participant shall have the right to exercise any option not exercised prior to such termination within a period of ninety (90) calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the TSX) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Board. If a participant dies prior to the expiry of his or her option, his or her legal representatives may, within the lesser of one year from the date of the optionee's death and the expiry date of the option, exercise that portion of an option granted to the optionee under the Stock Option Plan which remains outstanding.

The Board may from time to time amend the Stock Option Plan, without obtaining the consent of Shareholders to:

(i)	correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities of an option or the Stock Option Plan;

(ii)	change the vesting provisions of an option or the Stock Option Plan;

(iii)	change the termination provisions of an option or the Stock Option Plan which change does not entail an extension beyond the original expiry date of the option or the Stock Option Plan;

(iv)

change the termination provisions of an option or the Stock Option Plan which change does entail an extension beyond the original expiry date of the option or the Stock Option Plan for an optionee who is not an insider;

(v)	reduce the exercise price of an option for an optionee who is not an insider;

(vi)	implement a cashless exercise feature, payable in cash or securities; and

(vii)	make any other amendments of a non-material nature which are approved by the TSX.

Transition from Real Estate Lending to Resource Lending

Given the change in the Company’s business from real estate lending to natural resource lending, and the entering into of the Management Services Agreement, a number of changes were made to the Company’s management structure. The following table provides a summary of such changes.

Name and Title	Former Title and Directorship	Compensation Arrangements in 2010 and 2011
Brian E. Bayley, Director and Resource Lending Advisor	President and Chief Executive Officer, Director

During 2010, Mr. Bayley earned a salary of $237,417 and a bonus under the Revised Plan of $1,053,215 in his capacity as President and Chief Executive Officer of the Company.

Effective September 7, 2010, Mr. Bayley ceased to serve as President and Chief Executive Officer. As a result of Mr. Bayley’s previous employment contract with the Company, he was paid a sum of $1,000,000. Mr. Bayley was subsequently retained by the Company as a resource lending advisor. On entering into a two year contract, Mr. Bayley was awarded 1,000,000 stock options and is entitled to remuneration of $17,500 per month. Mr. Bayley continues to receive amounts under the Revised Plan.

Mr. Bayley continues to serve as a director and is a member of the Credit Committee of the Board.

Name and Title	Former Title and Directorship	Compensation Arrangements in 2010 and 2011
A. Murray Sinclair, Non-Executive Chairman and Resource Lending Advisor	Executive Chairman

During 2010, Mr. Sinclair earned a salary of $237,417 and a bonus under the Revised Plan of $1,053,215 in his capacity as Executive Chairman of the Company.

Effective September 7, 2010, Mr. Sinclair ceased to serve as Executive Chairman. As a result of Mr. Sinclair’s previous employment contract with the Company, he was paid a sum of $1,000,000. Mr. Sinclair was subsequently retained by the Company as a resource lending advisor. On entering into a two year contract, Mr. Sinclair was awarded 1,000,000 stock options and is entitled to remuneration of $17,500 per month. Mr. Sinclair continues to receive amounts under the Revised Plan.

Mr. Sinclair continues to serve as Non- Executive Chairman of the Board.

Jim Grosdanis, Chief Financial Officer	No change

During 2010, Mr. Grosdanis served as Chief Financial Officer of the Company. Mr. Grosdanis was employed by the Company until September 7, 2010, at which time he ceased to be an employee of the Company and became an employee of SLCLP. Pursuant to the Management Services Agreement, Mr. Grosdanis continues to serve as the Chief Financial Officer of the Company.

From September 7, 2010 to December 31, 2010, the Company paid compensation to Mr. Grosdanis of $67,718, which amount is to be deducted from profit distributions accruing under the Partnership Agreement.

Narinder Nagra, Chief Operating Officer	Senior Vice President, Asset Management

During 2010, Mr. Nagra served as Senior Vice President, Asset Management of the Company. Mr. Nagra ceased to be an employee of the Company on November 1, 2010 and became an employee of SLCLP. Pursuant to the Management Services Agreement, Mr. Nagra serves as the Chief Operating Officer of the Company.

From November 1, 2010 to December 31, 2010, the Company paid compensation to Mr. Nagra of $33,333, which amount is to be deducted from profit distributions accruing under the Partnership Agreement. Mr. Nagra continues to receive amounts under the Revised Plan.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Common Shares over the last five financial years, assuming a $100 investment in the Common Shares on December 31, 2005, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 2005 - December 31, 2010

The trend shown by this graph does not correlate to the Company's compensation of its executive officers in that the market price of the Common Shares is not necessarily reflective of the overall performance of the Company. During the period from 2005 to 2007, executive officers earned a bonus based on the net income of the Company. In 2008, executive officers did not receive an incentive bonus despite the Company having net income as the Board decided in the face of the sharp downturn in the global economies, the Company would likely incur losses in future periods. The Common Share price at the end of 2008 reflected this uncertainty with the Company. When the Company’s Common Shares traded at a significant discount to book value, in 2009, the Company instituted the Revised Plan which compensated executives for the collection and monetization of its real estate loan portfolio. The Revised Plan was geared toward increasing incentive compensation to executives as more of the real estate loan portfolio was collected thereby incenting executives to remain with the Company throughout this period of monetization. This is reflected in 2010 incentives. Additionally, with the change in lending strategy and the Management Services Agreement in 2010, the Company incurred contractual severance and retention type costs.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Chief Operating Officer ("COO") as at December 31, 2010 and the other three most highly compensated executive officers of the Company as at December 31, 2010 whose individual total salary and bonus for 2010, the Company's most recently completed financial year, exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that such individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compen- sation ($)(3)	Total Compen- sation ($)
					Annual Incentive Plans ($)(2)	Long- Term Incentive Plans ($)
Brian E. Bayley(4)(5) Director and Consultant	2010 2009 2008	237,417 307,180 400,000	Nil Nil Nil	1,126,188 Nil Nil	1,092,465 93,936 Nil	Nil Nil Nil	Nil Nil Nil	1,024,391 11,375 10,997	3,480,460 412,491 410,997
Peter Grosskopf(4)(5)(6) President & Chief Executive Officer	2010 2009 2008	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a
Jim Grosdanis(7) Chief Financial Officer	2010 2009 2008	225,262 225,000 165,341	Nil Nil Nil	216,572 Nil 178,500	278,178 140,718 Nil	Nil Nil Nil	Nil Nil Nil	230,819 8,011 6,065	950,831 373,729 349,906
A. Murray Sinclair(5) Non-Executive Chairman and Consultant	2010 2009 2008	237,417 307,180 400,000	Nil Nil Nil	1,126,188 Nil Nil	1,092,465 93,936 Nil	Nil Nil Nil	Nil Nil Nil	1,011,987 11,375 10,997	3,486,057 412,491 410,997
Narinder Nagra(8) Chief Operating Officer	2010 2009 2008	133,333 70,000 73,508	Nil Nil Nil	216,572 Nil Nil	752,348 105,897 Nil	Nil Nil Nil	Nil Nil Nil	11,270 6,054 374,499	1,113,523 181,951 448,007
Randeep Sarai VP Loan Remediation	2010 2009 2008	100,000 100,000 3,846	Nil Nil Nil	64,971 Nil Nil	504,485 65,718 Nil	Nil Nil Nil	Nil Nil Nil	10,922 7,847 Nil	680,378 173,565 3,846

Notes:

(1)	Amounts calculated in accordance with Canadian generally accepted accounting principles using the Black-Scholes model.
(2)	In 2009 and 2010, annual incentive amounts represent incentives under the Revised Plan.
(3)	Includes life insurance, group medical insurance, parking benefits and severance pay.
(4)	On September 7, 2010, Mr. Grosskopf replaced Mr. Bayley as President and Chief Executive Officer of the Company.
(5)	Received no compensation for acting as a director of the Company.
(6)

As noted elsewhere herein, under the Partnership Agreement, remuneration by the Company to Management Services Officers and Directors is deducted from current or future profits under the Partnership Agreement. None of Mr. Grosskopf’s total 2010 compensation has been paid by the Company and there will therefore be no deductions in respect thereof from future profits under the Partnership Agreement. Effective September 7, 2010, Mr. Grosskopf also became chief executive officer of Sprott Inc., an affiliate SLCLP, and was awarded 5 million common shares in Sprott Inc. (directly from Sprott Inc.’s largest shareholder), a guaranteed bonus for two years of $1,500,000 per year, an annual salary of $650,000 from Sprott Inc. and an annual salary of $350,000 from an affiliate of Sprott Inc. Under the terms of Mr. Grosskopf’s employment arrangements with Sprott Inc. and its affiliates, his compensation is not directly tied to the performance of, or in carrying out his duties to the Company. For the purposes of this table, based on the role, responsibility and time spent by Mr. Grosskopf in fulfilling the requirements as President and Chief Executive Officer of the Company, SLCLP has determined that $875,000 of Mr. Grosskopf’s annual salary and guaranteed bonus compensation is attributable to the services provided by Mr. Grosskopf to the Company.

(7)

As of September 7, 2010, Mr. Grosdanis was no longer an employee of the Company, but continued to provide the services of CFO to the Company pursuant to the Management Services Agreement. As noted elsewhere herein, under the Partnership Agreement, remuneration by the Company to Management Services Officers and Directors is deducted from current or future profits under the Partnership Agreement. $67,718 of Mr. Grosdanis’ total 2010 compensation has been paid by the Company and will be deducted from future profits under the Partnership Agreement.

(8)

As of November 1, 2010, Mr. Nagra ceased to be employed as the Senior Vice President, Asset Management of the Company, and at that time, began providing the services of COO to the Company pursuant to the Management Services Agreement. As noted elsewhere herein, under the Partnership Agreement, remuneration by the Company to Management Services Officers and Directors is deducted from current or future profits under the Partnership Agreement. $33,333 of Mr. Nagra’s total 2010 compensation has been paid by the Company and will be deducted from future profits under the Partnership Agreement.

Long-Term Incentive Plan ("LTIP") Awards

The Company does not currently have an LTIP. The Management Services Officers and Directors do not have an LTIP that is related to the performance of the Company.

Incentive Plan Awards

Outstanding Share and Option Based Awards Table

The following table discloses the particulars of the Common Shares and options issued and outstanding in favour of the Named Executive Officers at the end of the Company's most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Securities Underlying Unexercised Options (#)	Option Exercise Price ($/Security)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)	Number of Shares That Have Not Vested	Market or Payout Value of Share- based Awards That Have Not Vested
Brian E. Bayley	1,000,000 1,000,000	1.35 1.86	Jan. 21, 2015 Sep. 14, 2015	410,000 Nil	666,667 1,000,000	273,333 Nil
Peter Grosskopf	Nil	Nil	Nil	Nil	Nil	Nil
Jim Grosdanis	500,000 500,000	2.08 1.35	Apr. 7, 2013 Jan. 21, 2015	Nil 205,000	41,667 333,333	Nil 136,667
A. Murray Sinclair	1,000,000 1,000,000	1.35 1.86	Jan. 21, 2015 Sep. 14, 2015	410,000 Nil	666,667 1,000,000	273,333 Nil
Narinder Nagra	500,000	1.35	Jan. 21, 2015	205,000	333,333	136,667

Value Vested or Earned During the Year Table

The following table sets forth details of the value of the stock options that would have been realized on the vesting date during 2010, the Company's most recently completed financial year, by each of the Named Executive Officers.

Name	Option Based Awards – Value Vested During the Year ($)	Share Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Brian E. Bayley	85,833	N/A	N/A
Peter Grosskopf	Nil	N/A	N/A
Jim Grosdanis	42,917	N/A	N/A
Narinder Nagra	42,917	N/A	N/A
A. Murray Sinclair	85,833	N/A	N/A

There were 29,166 options exercised during the Company's most recently completed financial year. There was no re-pricing of stock options under the Stock Option Plan or otherwise during 2010, the Company's most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit plan or actuarial plan.

Termination of Employment, Change of Control Benefits

In September 2010, Brian Bayley entered into a new agreement with the Company as Director and a resource lending advisor. The agreement provides that in the event that he is terminated without cause, the Company will pay Mr. Bayley a lump sum payment equal to the greater of (i) twelve (12) months of his then current remuneration, less statutory deductions, and (ii) the balance of his then current remuneration, less statutory deductions, for the balance of the term of his agreement ending September 7, 2012. Additionally, on March 31, 2011, the Company and Mr. Bayley restructured the amounts due under the Revised Plan, whereby for an upfront payment of 40% of the amounts potentially due under the Revised Plan to Mr. Bayley, Mr. Bayley will forego an equal amount potentially due under the Revised Plan. The maximum amount available to Mr. Bayley under the Revised Plan is $139,929, of which 50% would be payable upon his termination without cause or upon a Change of Control, as defined below. Further, if Mr. Bayley is terminated without cause, all stock options issued under his employment agreement will vest immediately. In the event that Mr. Bayley resigns from the Company, he must provide at least two months’ notice.

In September 2010, Murray Sinclair entered into a new agreement with the Company as Director and a resource lending advisor. The agreement provides that in the event that he is terminated without cause, the Company will pay Mr. Sinclair a lump sum payment equal to the greater of (i) twelve (12) months of his then current remuneration, less statutory deductions, and (ii) the balance of his then current remuneration, less statutory deductions, for the balance of the term of his agreement ending September 7, 2012. Additionally, on March 31, 2011, the Company and Mr. Sinclair restructured the amounts due under the Revised Plan, whereby for an upfront payment of 40% of the amounts potentially due under the Revised Plan to Mr. Sinclair, Mr. Sinclair will forego an equal amount potentially due under the Revised Plan. The maximum amount available to Mr. Sinclair under the Revised Plan is $139,929, of which 50% would be payable upon his termination without cause or upon a Change of Control, as defined below. Further, if Mr. Sinclair is terminated without cause, all stock options issued under his employment agreement will vest immediately. In the event that Mr. Sinclair resigns from the Company, he must provide at least two months’ notice.

In November 2010, Narinder Nagra was appointed Chief Operating Officer of the Company through SLCLP. As part of his appointment arrangements, Mr. Nagra continued to participate in the Revised Plan. On March 31, 2011, the Company and Mr. Nagra restructured the amounts due under the Revised Plan, whereby for an upfront payment of 40% of the amounts potentially due under the Revised Plan to Mr. Nagra, Mr. Nagra will forego an equal amount potentially due under the Revised Plan. The maximum amount available to Mr. Nagra in the Revised Plan is $93,286 of which 50% would be payable upon his termination without cause or upon a Change of Control, as defined below.

"Change of Control" for the purposes of this section means a transaction, whether by takeover bid, plan of arrangement, amalgamation, merger, reorganization or other similar transaction, whereby any person or group of persons, acting jointly or in concert, directly or indirectly, acquires control of voting securities of the Company which, taken together with such person's or group of persons' previous holdings of Company securities, constitute greater than 50% of the issued and outstanding securities of the Company, calculated on a fully diluted basis.

Compensation of Directors

During the most recently completed financial year, the directors of the Company received the following compensation:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(6) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert Atkinson(2)(3)	27,500	N/A	30,068	N/A	N/A	N/A	57,568
David Black(1)(2)	41,000	N/A	30,068	N/A	N/A	N/A	71,068
John Embry(3)(5)(7)	Nil(7)	N/A	90,206	N/A	N/A	N/A	90,206
Murray John(4)(5)	5,500	N/A	90,206	N/A	N/A	N/A	95,706
Frank Mayer(1)(2)	23,500	N/A	30,068	N/A	N/A	N/A	53,568
Dale Peniuk(1)(4)	34,000	N/A	30,068	N/A	N/A	N/A	64,068
Stewart Robertson(3)(4)	23,500	N/A	30,068	N/A	N/A	N/A	53,568
Walter Traub(3)(4)	30,500	N/A	30,068	N/A	N/A	N/A	60,568

Note:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Credit Committee.
(5)	Elected to the Board on August 17, 2010.
(6)	Amounts calculated in accordance with Canadian generally accepted accounting principles using the Black-Scholes model.
(7)	Mr. Embry’s services as a director or the Company are provided for under the Management Services Agreement, and as such Mr. Embry is not compensated directly by the Company.

Fees for directors are comprised of the following:

  A fee of $12,000 per year is payable to the Chair of the Audit Committee;
  A fee of $6,000 per year is payable to the Chair of each of the Corporate Governance Committee and the Compensation Committee;
  In addition to the fees paid under the first two items above, a fee of $20,000 per year is payable on a quarterly basis to independent (non officer) directors;
  The Lead Director is also paid $1,000 per month, payable quarterly;
  A fee of $1,000 per month is payable to the Chair of the Credit Committee;
  A fee of $500 per meeting is payable to members of all committees of the Board, excluding the Chair of each committee; and
  An annual grant is made following each annual meeting of the Company of an additional 50,000 options to each of the independent directors.

The Company has no other compensation plan for non-executive directors, other than the Stock Option Plan, pursuant to which cash or non-cash compensation was paid or distributed to directors during 2010, the Company's most recently completed financial year, or is proposed to be paid or distributed in a subsequent year. During the year ended December 31, 2010, and in addition to the annual grant following the 2010 annual general meeting of 50,000 options to each of Messrs. Atkinson, Black, Mayer, Peniuk, Robertson and Traub. Messrs. Embry and John were granted 150,000 stock options upon their appointment to the Board.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2010, with respect to the Company's compensation plans under which equity securities were authorized for issuance as at the end of its most recently completed financial year:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average e xercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,635,000	$1.66	6,834,475
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	8,635,000	$1.66	6,834,475

As at the end of the Company’s most recent financial year, the aggregate number of Common Shares which were reserved for issuance under the Stock Option Plan was 15,469,475 (representing 10% of the Company's outstanding Common Shares at December 31, 2010). As at the date of this Circular, 8,785,000 options have been issued under the Stock Option Plan (representing 5.7% of the Company's outstanding Common Shares). A further 6,684,475 Common Shares are issuable under outstanding options (representing 4.3% of the Company's outstanding Common Shares).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Company, was indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company indemnifies its directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The Company is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The policy limit for such insurance coverage is $5 million for the 12 months ended August 9, 2011, with no deductible for non-indemnifiable claims and a deductible of $250,000 for corporate reimbursements per occurrence. The premium paid by the Company during the fiscal year ended December 31, 2010 was approximately $74,000. In addition, the Company has entered into indemnification agreements with all of its directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer or Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transactions during the year ended December 31, 2010 or in any proposed transaction, that has materially affected or will materially affect the Company except as noted below or otherwise herein.

During the year ended December 31, 2010, loans with a combined carrying value of $3,060,000 were sold to a party related to the Company by virtue of having certain directors and officers in common. These loans were sold for an exchange amount of $3,074,000, resulting in a $14,000 gain on the sale by the Company of the loans receivable.

During the year ended December 31, 2010, the Company received $13,000 in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

During the year ended December 31, 2010, the Company sold an impaired real estate loan to a third party with a carrying value of $4,876,000 and subsequent to this sale, a director of the Company acquired an interest in the loan of approximately 30%.

Subsequent to December 31, 2010, a director of the Company offered to purchase certain of the Company’s impaired real estate loans with a combined carrying value of $13,661,000. While the Company ultimately accepted another independent offer which has not yet closed, the director of the Company will receive a fee of $210,000 upon successful closing of this competing offer.

MANAGEMENT CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement and Partnership Agreement with SLCLP. These agreements are available on SEDAR at www.sedar.com and certain of their terms are summarized below.

Management Services Agreement

The Management Services Agreement appoints SLCLP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, SLCLP provides the Company with four executive members: a director (currently John Embry); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The Management Service Agreement became effective on September 7, 2010, shall be in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The Management Service Agreement has certain early termination and change of control provisions.

In consideration for the services provided by SLCLP to the Company, pursuant to the Management Service Agreement, the Company pays SLCLP an annual service fee equal to $100,000 per annum for the services outlined in the agreement. For the year ended December 31, 2010, the Company paid $31,319, representing the pro rata portion of the annual service fee between September 7, 2010 to December 31, 2010. All other services requested by the Board to SLCLP that are outside this agreement shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through the Partnership. The Partnership Agreement among the Company and a wholly-owned subsidiary, as ordinary partners, and SLCLP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the Partnership Agreement, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

SLCLP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. SLCLP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution. SLCLP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Company, the Board of the Company, and subject to certain limits on authority established from time to time by the Board of the Company.

SLCLP is entitled to receive, on an annual basis, the lower of i) the annual profit distribution of up to 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, SLCLP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 30-year bond yield, or similar index yield, multiplied by the net asset value of the Partnership for the year (which is subject to change, as noted under the heading "Matters Requiring Shareholder Approval - Amendment to Annual Hurdle". The Partnership shall also pay SLCLP an amount equal to all costs actually incurred by it in the performance of its duties under the Partnership Agreement. With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to SLCLP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with the consent of SLCLP, as managing partner;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

CORPORATE GOVERNANCE DISCLOSURE

The directors of the Company believe that sound corporate governance is essential to producing optimal benefits to the Shareholders. Effective June 30, 2005, the CSA adopted National Policy 58-201 - Corporate Governance Guidelines (the "Policy") and National Instrument 58-101

Disclosure of Corporate Governance Practices (the "Instrument" and together with the Policy, the "CSA Governance Rules"). To comply with these various standards and achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

Directors' Independence

The Corporate Governance Committee has reviewed the independence of each director and has determined that eight of the current eleven directors are independent. Pursuant to National Instrument 52-110 - Audit Committees ("NI 52-110"), an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with that director's independent judgment. The Board has a majority of independent directors. Messrs. Atkinson, Black, Embry, John, Mayer, Peniuk, Robertson and Traub are independent. Mr. Bayley is not independent as he was President and CEO of the Company within the past three years; Mr. Grosskopf is not independent as he is currently the President and CEO of the Company; Mr. Sinclair is not independent as he was Executive Chairman of the Company within the past three years.

The eight independent directors hold meetings at which non-independent directors and members of management are not in attendance. To facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Company's independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The Audit Committee, which is composed entirely of independent directors, meets with the Company's auditors without management being in attendance. During the fiscal year ended December 31, 2010, six meetings of the independent directors were held.

During the fiscal year ended December 31, 2010, the Board had a lead director, Mr. Black, who is an independent director.

The primary responsibility of the lead director is to ensure that the Board approaches its responsibilities in a manner that allows it to function independently of management. His or her responsibilities include, among other things: (i) serving as liaison between the non-management members of the Board and senior management, and as a contact person to facilitate communications by the Company's employees and Shareholders with the non-management members of the Board; (ii) in consultation with senior management, establishing the agenda and schedule for each Board meeting; (iii) consulting with senior management to recommend for approval to the full Board a schedule of dates for the regular meetings of the Board; (iv) advising senior management in respect of the quality, quantity and timeliness of the flow of information from the Company that is necessary for the Board to perform its duties effectively and responsibly; (v) developing, with input from the other independent directors of the Company, the agenda for, and serving as Chairman of, the separate sessions of the Board's independent directors; (vi) together with the Compensation Committee and the full Board, evaluating the performances of the President and CEO and Chairman annually and meeting with the President and CEO and Chairman to discuss such evaluations; (vii) serving as an ex officio member of each committee of the Board; and (viii) reviewing and addressing director conflict of interest issues as they arise.

Participation of Directors in Other Reporting Issuers

Certain of the Company's current directors are also directors of other reporting issuers, as set out in the following table:

Name of Director or	Directorship(s) held in other Reporting Issuers
Proposed Director

Robert G. Atkinson	Hansa Resources Ltd. (formerly First Fortune Investments Inc.)	Spur Ventures Inc.
Tasman Metals Ltd.

Brian E. Bayley	Cypress Hills Resource Corp.	Greystar Resources Ltd.
	Esperanza Silver Corporation	Kirkland Lake Gold Inc.
	Eurasian Minerals Inc.	NiMin Energy Corp.
	Kramer Capital Corp.	Torque Energy Inc.
	American Vanadium Corp.	TransAtlantic Petroleum Corp.

W. David Black	Spur Ventures Inc.	Zincore Metals Inc.

Robert M. Buchan	Allied-Nevada Gold Corp.	Elgin Mining Inc.
Angus Mining (Namibia) Ltd.

John P. Embry	Sprott Resource Corp.

Peter F. Grosskopf	Virginia Energy Resources Inc.

W. Murray John	Dundee Precious Metals Inc.	African Minerals Limited
	Ryan Gold Corp.	Iberian Minerals Corp.
	Corona Gold Corporation	Breakwater Resources Ltd.

Dale C. Peniuk	Argonaut Gold Inc.	Lundin Mining Corporation
	Capstone Mining Corp.	Rainy River Resources Ltd.

Name of Director or	Directorship(s) held in other Reporting Issuers
Proposed Director

A. Murray Sinclair	Gabriel Resources Ltd.	Ram Power, Corp. (formerly GTO Resources Inc.)
	Elgin Mining Inc. (formerly Phoenix Coal Inc.)	Sprott Resources Corp. (formerly General Minerals Corporation)
Denovo Capital Corp.
Dundee Capital Markets Inc.

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held since the beginning of the Company's most recently completed financial year:

Name of Director	Board Meetings Attended	Board Meetings Missed
Robert G. Atkinson	5	4
Brian E. Bayley	9	0
W. David Black	7	2
Frank B. Mayer	7	2
Dale C. Peniuk	8	1
Stewart J. L. Robertson	9	0
A. Murray Sinclair	9	0
Walter M. Traub	7	2
Peter F. Grosskopf(1)	2	0
W. Murray John(1)	2	0
John P. Embry(1)	2	0

Notes:

(1)	Peter Grosskopf, John Embry and Murray John were appointed to the Board on August 17, 2010.

Board Mandate

The Board has a written mandate which requires the directors of the Company to manage the business and affairs of the Company, and in so doing, to act honestly and in good faith with a view to the best interests of the Company. The Board is responsible for, among other things, the following matters:

  supervising the conduct of the Company’s affairs and the management of its business in the best interest of the Shareholders;

  setting long term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation;
  protecting Shareholder interests and ensuring that the interests of the Shareholders and of management are aligned;
  identifying the principal risks of the Company's business and assessing the systems established to manage such risks; and
  assessing the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Credit Committee.

The Board is also responsible for the appointment of senior executive officers and a "Lead Director" (who is responsible for the leadership of the Board); and to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Position Descriptions

The Board has developed a written position description for each of the Chair of the Credit Committee, the Chairman of the Board, the CEO, the CFO, the COO, and the Lead Director. The Board has not developed a written position description for the chairs of the other committees of the Board. The Board delineates the roles and responsibilities of these individuals through reference to industry norms and past practice and through application of the charters of the respective committees.

Orientation and Continuing Education

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of Board committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company;

3.	access to management, legal counsel, auditors, and technical consultants; and

4.	further information and education, as deemed appropriate and desirable by the Company's Corporate Governance Committee, on a case-by-case basis.

The Company does not have a formal continuing education program for its Board members but encourages them to communicate with management, legal counsel, auditors and consultants to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component of the success of the Company and essential to meeting its responsibilities to Shareholders and the Company. The Board has adopted a written code of conduct (the "Code"), which may be accessed by visiting the Company's website at www.sprottlending.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair, or a member, of the Audit Committee. No material change report has been filed since January 1, 2010, the beginning of the Company's most recently completed financial year, pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code addresses honesty and integrity, conflicts of interest, compliance with the Code and reporting, whistleblowing protection, confidentiality, protecting and proper use of the Company's assets, accepting or giving gifts, fair dealing and compliance with laws.

In respect of conflicts of interest of directors and officers of the Company, the Company complies with the CBCA, which requires, among other things, officers and directors to act honestly and in good faith with a view to the best interest of the Company and its Shareholders, to disclose any personal interest which they may have in any material agreement or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director in respect of the approval of any such agreement or transaction. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors' responsibility, diligence, and for avoiding and dealing with conflicts of interest.

Compensation

With the exception of the Management Services Officers and Directors, the Compensation Committee reviews and recommends for Board approval, the Company's officer and director compensation policies and practices. The Compensation Committee seeks to establish a compensation framework that is industry competitive and results in the creation of shareholder value over the long-term. Additional information regarding director and officer compensation is set out in detail under "Compensation Discussion and Analysis".

Nomination of Directors

The Company does not have a stand-alone nominating committee, but the Corporate Governance Committee, the majority of the members of which are considered independent (within the meaning of NI 52-110), is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance and Board independence. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Majority Voting for Election of Directions

The Board has adopted a policy regarding majority voting for the election of directors. This policy is described under "Matters Requiring Shareholder Approval - Election of Directors" at page 7 in this Circular.

Board Committees

The Company has the following committees:

(1)

Corporate Governance Committee. The Corporate Governance Committee: reviews and reports to the Board on matters of corporate governance; recommends to the Board the members of each of the committees of the Board; assesses the effectiveness of the Board as a whole (including of any committees) as well as considering the contribution of individual members; considers questions of management succession; considers and approves proposals by the Board to engage outside advisors on behalf of the Board as a whole or on behalf of the independent directors of the Board; provides oversight review of the Company's systems for achieving compliance with legal and regulatory requirements; identifies and proposes new nominees for election or appointment to the Board where applicable; recommends to the Board whether incumbent directors should be nominated for re-election to the Board upon expiration of their current terms; recommends to the Board resignation or removal of directors where their current or past conduct is or has been improper or liable to affect adversely the Company or its reputation; and orients new directors and arranges continuing education for existing directors on an as requested basis. A majority of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2010, the Corporate Governance Committee consisted of the following three directors: Robert Atkinson, David Black and Frank Mayer. During the fiscal year ended December 31, 2010, the Corporate Governance Committee met three times.

(2)

Audit Committee. The Audit Committee consists of three directors, all of whom are independent and financially literate within the meaning of NI 52-110. The Audit Committee is responsible for the oversight and supervision of: (i) the Company's accounting and financial reporting practices and procedures; (ii) the adequacy of the Company's internal accounting controls and procedures; and (iii) the quality and integrity of the Company's financial statements. The Audit Committee has a written charter which provides that the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditors, as well as the pre- approval of all non-audit services provided by the external auditors, and for directing the auditors' examination into specific areas of the Company's business. The Audit Committee is further responsible for the oversight of the Company's Trading Policy and Privacy Policies (both of which are attached to the Audit Committee's charter). As at December 31, 2010, the Audit Committee of the Company consisted of the following three directors: David Black, Frank Mayer and Dale Peniuk. Dale Peniuk serves as the Chair of the Audit Committee. During the fiscal year ended December 31, 2010, the Audit Committee met 6 times. For further information regarding the Audit Committee, please see "Additional Information - Audit Committee Information" in the Company's Annual Information Form dated March 10, 2011, which can be accessed through www.sedar.com. During the fiscal year ended December 31, 2010, the Audit Committee met six times.

(3)

Compensation Committee. The Compensation Committee is responsible for making recommendations on compensation for the directors and senior management of the Company, excluding executive compensation arrangements provided for under the Management Services Agreement. The Compensation Committee is also responsible for making recommendations for the granting of stock options to the directors, officers and employees of the Company, and for reviewing and ensuring that the adequacy and form of compensation appropriately reflects the responsibilities and risks involved in being an effective officer or director. All the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2010, the Compensation Committee consisted of the following three directors: Robert Atkinson, John Embry and Stewart Robertson. Additional information regarding director and officer compensation is set out in detail under "Compensation Discussion and Analysis". During the fiscal year ended December 31, 2010, the Compensation Committee met four times.

(4)

Credit Committee. The Credit Committee: (i) subject to its authority levels, reviews and approves proposed loans or recommends to the Board for approval proposed loans to be made by the Company; (ii) monitors all related party loans made by the Company from time to time; (iii) reviews from time to time, and makes recommendations to management of the Company and the Board regarding, allocation of available credit facilities to loans, related party transactions, the performance of loans and the administration and effectiveness of, and compliance with, applicable policies and controls; and (iv) reports to the Board or other Committees of the Board on such matters as they may request. A majority of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2010, the Credit Committee consisted of the following five directors: Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, and Walter Traub. During the fiscal year ended December 31, 2010, the Credit Committee met four times.

All committees of the Company's Board are accountable to the full Board.

Assessments

The Corporate Governance Committee is mandated with assessing, annually, the effectiveness of the Board, the Board as a whole, all committees of the Board and the contribution, competency, skill and qualification and, if applicable, position descriptions of individual directors. To assist in its assessment, the Corporate Governance Committee conducts a formal survey of its directors every two years, and each committee of the Board is responsible for reviewing and recommending to the Corporate Governance Committee changes to its respective charter, as considered appropriate from time to time respecting its own effectiveness. The Compensation Committee is mandated with assessing, annually, the effectiveness of the Chairman of the Board and the President and the CEO.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

The final date by which the Company must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting is February 11, 2012.

ADDITIONAL INFORMATION

Upon request to the Company at 550 Burrard Street, Suite 1028, Vancouver, British Columbia V6C 2B5, the Company shall provide to any person or company one copy of: (i) the Company's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the financial statements of the Company for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and related MD&A and any interim financial statements of the Company issued subsequent to the most recent annual financial statements together with related MD&A; and (iii) the management proxy circular of the Company in respect of the most recent annual meeting of its Shareholders.

Financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

APPROVAL OF DIRECTORS

The contents and sending of this Circular have been approved by the directors of the Company.

DATED as of this 11th day of April, 2011.

BY ORDER OF THE BOARD

(signed) "Peter Grosskopf"

President and Chief Executive Officer

SCHEDULE "A"

REGISTERED OFFICE RESOLUTION

BE IT RESOLVED as a special resolution that:

1.	the Company be and is hereby authorized to amend its articles to change the province in which its registered office is located to the Province of Ontario; and

2.

any director or officer of the Company be, and such director or officer of the Company hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, including, without limitation, articles of amendment, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution.